EXHIBIT 99.1

Salve Regina University to Use SafeStop Shuttle Bus Tracking App This Fall

Powerful Mobile Safety App Connects Students at University With Shuttle Service Information

NEWPORT, R.I., June 2, 2015 (GLOBE NEWSWIRE) -- This Fall, Salve Regina University will be the first university in the Northeast to begin using SafeStop, a mobile app that connects riders with the shuttle buses transporting them.

Students using SafeStop will be able to download the app and use it when the 2015-2016 school year begins. The app provides students with a real-time map feature that displays the location of the university's shuttle bus, estimated arrival times at their bus stop, and an alerts and messaging center to relay important service information from the university or transportation provider.

Michael Caruolo, Director of Safety and Security at Salve Regina University, says he is excited for the service to debut and that students will benefit greatly from having the app.

"In connection with our new shuttle transportation service, we felt SafeStop would be a great information tool for our students," says Caruolo. "When they know the location of the bus and when it will arrive at their stop, they can plan through their busy schedules to make sure they get to class and other engagements safely and on-time."

The SafeStop app is accessible from any device connected to the Internet – smartphones, tablets and desktop computers – and can be downloaded from the Apple App Store and Google Play. The app first became available to select school districts in New York, Florida and South Carolina last fall as a tool for parents to receive information about their child's school bus, but is now expanding its footprint to include universities across the United States.

"In addition to our K-12 school districts, private and charter schools, we are finding great university partners like Salve Regina that are interested in providing more accessible transit and shuttle information to their students," said Patrick Gallagher, Director of Sales for SafeStop. "Whether you are a busy parent trying to get your children to the bus stop before work or a college student cramming for exams, or hustling from class to class, time is always of the essence. SafeStop can be applied to any transportation system where the riders would like access to information such as vehicle location and estimated arrival times."

Caruolo looks forward to the university using the alerts and messaging system as an extra communication channel for the students. "In addition to our standard communication procedures, we can use the app to alert students of school closures, delayed openings, or even important dates and events coming up around campus," noted Caruolo. "The more communication and information we provide, the better the experience for the students."

In order to access SafeStop, the transportation system's vehicles need to be equipped with a GPS unit on-board. Beyond that, SafeStop can work with any GPS, routing, or transportation provider. To learn more about the SafeStop App and how to bring it to your school, university or community, please visit www.SafeStopApp.com.

About SafeStop

SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013, the SafeStop App provides a real-time map feature, estimated arrival times, and an alerts and messaging center for its users. The app continues to evolve and will bring timely, accurate and valuable information to parents and school officials across America. For more information, visit www.SafeStopApp.com.

CONTACT: Media Contact:
         Patrick Gallagher
         Director of Sales
         800-843-8936
         pgallagher@safestopapp.com